FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2004

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG Press Release: “Syngenta steps up efforts to combat malaria”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Media Release – Communiqué aux Médias – Medienmitteilung

Syngenta steps up efforts to combat malaria

Basel, Switzerland, 28 January 2004

Syngenta is stepping up its support for global efforts to combat malaria. At the International Aid & Trade Europe 2004 conference and exhibition in Geneva, Syngenta is presenting a range of its highly effective insect control products. These help to reduce the risk of contracting malaria and other insect-borne human diseases such as Dengue fever. The conference is being held on 28 and 29 January and focuses on the role of the private sector in providing emergency aid and meeting development needs.

At the conference, Syngenta is presenting four products from its Professional Products business: ICON CS®, ICONET®, ICON 10 WP®, and ACTELLIC®. ICON CS® is a state-of-the-art product designed for the treatment of mosquito nets, curtains and tents. It can remain effective for up to a year, withstanding repeated washing. ICONET®, based on the same formulation, is designed for the individual treatment of mosquito nets and curtains. ICON 10WP® is an advanced product designed for indoor residual treatment, active at exceptionally low rates. ACTELLIC® controls a wide range of public health pests.

“Syngenta is committing significant resources to the development of novel products for the combat of malaria and other insect-borne diseases. The company is an active participant in global partnerships and programs such as ‘Roll Back Malaria’”, said Eric Kuhn, Head of Syngenta Professional Products.

Malaria control is an urgent priority for more than 500 million people at risk in Africa and many countries of Asia and Latin America. Malaria kills over one million people per year, mostly African children, many of whom might be saved if mosquito nets, treated with appropriate insecticides, were widely and properly used. Moreover, insect control through indoor house treatment has been proven to be highly effective for reducing malaria transmission. It therefore is an important component for the World Health Organization Global Malaria Strategy as well as anti-malaria programs in many countries.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection and ranks third in the high-value commercial seeds market. Sales in 2002 were approximately US $6.2 billion. Syngenta employs some 20,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Please find more information about the conference on: http://www.aidandtrade.com.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: January 28, 2004	By:	/s/ Christoph Mäder

Name: Christoph Mäder Title: General Counsel

	By:	/s/ Daniel Michaelis

Name: Daniel Michaelis Title: Senior Corporate Counsel